PROSPECTUS SUPPLEMENT NO. 13
To Prospectus dated August 9, 2006, as supplemented by the Prospectus Supplement
No. 1 dated September 8, 2006 and the Prospectus Supplement No. 6 dated January 18, 2007

Filed Pursuant to Rule 424(b)(7)
Registration File No. 333-136450

$350,000,000

Charles River Laboratories International, Inc.
2.25% Convertible Senior Notes due 2013 and Common Stock Issuable Upon Conversion of the Notes

Interest payable June 15 and December 15

This prospectus supplement supplements information contained in that certain prospectus supplement No. 6 dated January 18, 2007 to the prospectus supplement No. 1 dated September 8, 2006 to the prospectus dated August 9, 2006 of Charles River Laboratories International, Inc., which we collectively refer to as the “prospectus,” covering resale by selling securityholders of our 2.25% Convertible Senior Notes due 2013 and common stock issuable upon conversion of the notes. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto. The terms of the notes are set forth in the prospectus.

See "Risk Factors" beginning on page S-5 of the prospectus supplement No. 1 dated September 8, 2006 for a discussion of certain risks that you should consider in connection with an investment in the notes or in shares of our common stock.

Neither the Securities and Exchange Commission, any state securities commission nor any other United States regulatory authority has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 17, 2007

The table appearing under the section entitled “Selling Securityholders” on page S-2 of the prospectus supplement No. 6 dated  January 18, 2007 is amended by adding the following information below, which is based on information received from the selling securityholders on or prior to September 16, 2007.

Name	Aggregate Principal Amount of Notes That Are Owned and May Be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock that May Be Sold[1]	Percentage of Common Stock Outstanding[2]
McMahan Securities Co. L.P.[3]	$ 884,000	*	18,063	*

* Less than one percent (1%)

(1)  Assumes conversion of all of the holder’s notes at a conversion rate of 20.4337 shares of common stock per $1,000 principal amount of notes.  This conversion rate is subject to adjustment, however, as described under “Description of Notes—Conversion rights.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 67,906,564 shares of common stock outstanding as of August 1, 2007. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3) This selling securityholder is a broker-dealer.

Information about other selling securityholders will be set forth in additional prospectus supplements, if required.